Mail Stop 0309	October 25, 2004

Chinmay Chatterjee, Ph.D.
President
Integrated Pharmaceuticals, Inc.
310 Authority Drive
Fitchburg, MA 01420

Re:  	Integrated Pharmaceuticals, Inc.
	Form 10-SB, filed September 27, 2004
	File No. 0-50960

Dear Mr. Chatterjee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1:  Description of Business
Business Development, p. 1

1. Please be more descriptive in your description of the transaction with APTI. Please provide more information about the consideration exchanged (i.e. what consideration the shareholders of the Company received in exchange for 82% of the Company stock), the reasons for the transaction. Please also describe the basic business of each company prior to the transaction.



Business of the Issuer, p.1
Principal Products and Services, p. 1

2. Your language in this section is quite technical and will be difficult for many investors to understand. Consider revising the registration statement, including this section, to replace technical language with simple language that investors will be able to understand. As a few examples of technical language in this section only, your use of terms and phrases such as "clinically active compounds," "patented process technologies," "metabolic engineering," "cellular genetics," "advanced bioprocess engineering," "computer simulation science," "immunodeficiency," "recombinant," "encephalitis," "carbohydrate derivatives" and numerous other terms in the section. We may have further comments on your revisions.

3. In addition to simplifying terms in the manner described in our prior comment, please also make sure to include disclosure that will allow investors to understand the rest of Item 1 in its proper context. Specifically, you should provide investors with a general description of your business model.

For example, you should describe the specific problems you believe create inefficiencies in the manufacturing process and also describe how you have dealt with such problems in order to create a more efficient and cost effective method of manufacture. You should also describe the target market for these efficiencies. For example, if the efficiencies would not be applicable outside the production of carbohydrate derivatives, you should state this fact explicitly.

Also, you should provide more context for your disclosure on carbohydrate derivatives. As another example, you reference IPDEL-601 and IPA-397. You should disclose who owns these derivatives, the company that developed it and what arrangements exist that allow you to manufacture it. We note that in other parts of the registration statement, you indicate that you are a manufacturing company, but that in your discussion of IPA-397 you indicate that you have the opportunity to seek other indications for the compound.

Similarly, you should explain what you mean when you say that you "may produce" the list of compounds on page 2. Please disclose what rights you have with respect to IPA-397 and these other compounds. Also explain what you mean by "our decision to commence the production of these compounds will depend on the success of our sales efforts."

4. Please expand the discussion to clarify to extent to which you have produced the products listed in the past. In addition, please update the discussion to include the status of IPDEL-601 production. Also, you state IPDEL-601 is used within the pharmaceuticals, neutraceutical, food preservative, bakery and dairy industries, yet you state you have no current source of revenues. Please advise or revise.


Distribution, p. 2

5. In addition, you should explain how the Company generates or plans to generate revenue. If there are any revenue streams beyond manufacturing, please identify those streams. Disclose who the Company`s clients are or will be and whether the Company has or will have any partners or collaborators. Your current reference to "distributors, commercial and pharmaceutical end-users" does not meaningfully describe these relationships.

6. Please provide us supplementally with a copy of the letter of intent and an analysis of why prominence has been given to the agreement. How does this agreement differ from agreements you may enter into with other distributors? What do you mean by the statement "this distributor`s ability to perform under the purchase order depends upon its ability to sell to third parties?" We may have additional comments.

7. What percentage of your capacity to produce IPDEL is represented by the amount subject to the letter of intent? What, if any, consequences are there in the event you and/or the distributor are unable to fulfill the terms of the letter of intent?

Competition, p. 2

8. Please provide more information about your competition. Please disclose any competitive advantages that your competitors may have relative to the Company, including with respect to services provided, managerial expertise, cost, quality, technology, market share and other relevant factors.

Proprietary rights and licensing, p. 3

9. Please also provide further explanation about the license as you only indicate that it relates to a carbohydrate derivative. You should summarize the material terms of the agreement.

Research and Development Expenses, page 4

10. Please update the discussion to include the expenditures in 2004.

Risk Factors, p. 5
General, p.11

11. Please reorganize your Risk Factors section so that similar risk factors are grouped together with the more important risk factors prior to the less important risk factors.

We have a history of operating losses, p.5

12. Please disclose your cumulative losses.

Our raw material costs are sensitive to energy costs, page 5

13. Please expand the discussion to quantify how the recent increase in oil and other energy prices has affected your costs.

Future capital requirement..., p. 5

14. Please disclose how long the capital you currently hold is expected to last.

15. In view of the list on page 2 of products you may produce, please expand the discussion to explain why you are so dependent upon your sales of IPDEL-601. Is the potential demand for or revenues from these other products immaterial?

Production of IPA-397, page 6

16. Please expand the discussion to explain why this is a particular risk to you and compare the risk to that posed by your other potential products. Have you and do you intend to spend a material amount of funds for research and development of this product? How much have you expended to date?

17. Please advise us supplementally concerning the identity of the world health organization and pharmaceutical company referred to in this risk factor. Why do you now believe there may be "good business opportunities for the development of IPA-397 for the overseas malaria market?" Reconcile this analysis with your reference to the fact payment for such product outside the United States and Western Europe is limited. Why is the market for IPA-397 as a malarial treatment outside the United States and Western Europe? Is it approved for such use in the United States and Western Europe?

Uncertainty related to our other research..., p.7

18. Please disclose whether there are any facts or circumstances that lead you to believe that you will not be able to develop candidates for your technologies. Disclose any specific risks that would support the concerns raised in the risk factor.

We need to hire additional qualified research scientists and sales staff, page 7

19. Please expand the discussion to include whether you have encountered difficulty in the past in hiring such personnel.

Our senior management has limited managerial experience, p.7

20. Please provide more specific information to support this risk factor. Describe the challenges management will face with more specificity and what you mean when you say that management will be challenged by the decision to become an SEC reporting company.
Our directors own a controlling block of stock, p. 8

21. You should indicate that the controlling block may result in entrenched management for minority shareholders.

We have a long sales cycle, page 9

22. Please expand the discussion to explain the term "sales cycle" and to quantify the amount of resources and time required to validate your products. Why is this validation required? Is it required for all of your products? Do you anticipate each of your customers to engage in this validation? How many of your potential customers have engaged in this validation process? Please explain the validation process utilized by the distributor who provided the non-binding letter of intent for $27.6 million of IPDEL-601.

23. Please expand the discussion to explain why a "long sales cycle may cause our revenues and results of operations to vary significantly and unexpectedly from quarter to quarter." How does this differ from products that do not require a long sales cycle? We may have additional comments.

Item 2:  Management`s Plan of Operation, p.9
General

24. You indicate that you have not generated revenue in the first six months of 2004. Please update the statement to reflect revenues that you have generated in the first 9 months, if any.

25. Please expand the discussion to include a robust discussion and analysis of your financial condition and results of operations as requested by Item 2 of Form 10-SB and Item 303 of Regulation S-B.

26. Please reconcile the discussion concerning necessary funding with the discussion in the financial statements concerning the need for more than $3 million.

27. Please update and reconcile the discussion in the first paragraph concerning the cost and timing of your production facility with the information on page 2 that you expect to produce IPDEL-601 in the third quarter of 2004.

28. Please expand the discussion to explain why additional funding will not be required if your potential customer places significant orders. Will the customer prepay for the product? Will you extend any credit for the purchases? Are the products priced on a cost plus or other basis that assures you a profit on the sale?

29. Please provide us supplementally with a copy of the approval from the Massachusetts Development Finance Agency.
30. Please disclose the following information for each of your major research and development projects:

a) The current status of the project;
b) The costs incurred during each period presented and to date on the project;
c) The nature, timing and estimated costs of the efforts necessary to complete the project;
d) The anticipated completion dates;
e) The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
f) The period in which material net cash inflows from significant projects are expected to commence.

To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.

Description of property, page 11

31. Please expand the discussion to indicate what happens in the event you are unable to purchase the property by September 2008.

Item 7:  Certain Relationships and related transactions

32. Please provide the date upon which you closed the 2004 private placement. Also disclose the date you commenced the offering and the exemption from registration that you relied upon.

Description of securities - common stock, page 20

33. We note your intention to revise your charter to opt into the Massachusetts Control Share Acquisition Law. We also note the disclosure that you are an Idaho corporation. Please advise or revise.

Warrants, page 20

34. The company discloses that through June 30, 2006, it issued additional warrants and options. It appears that this should reference June 30, 2004 instead. Please revise or advise.

Indemnification of officers and directors, page 26

35. Please update the disclosure in the document where applicable to reflect material changes as a result of your annual meeting in September 2004.

Financial Statements - December 31, 2003
Independent Auditor`s Report, pg. F-3

1. Please provide audit opinion covering the statements of operations and the statement of cash flows for the period from February 1, 2003 (inception of development stage) to December 31, 2003.

2. Please indicate the city and state where the audit opinion was issued.

Balance Sheets, pg. F-4

3. Please specifically identify that the "long-term debt - current portion" relates directly with the "capital lease payable, less current potion."

4. It appears that the company switched the captions "Accumulated deficit prior to development stage" and "Accumulated deficit during the development stage" compared to what is presented in the statement of stockholders` equity. Please revise or advise.

Statements of Operations, pg. F-5

5. As you changed your focus to the development of your own technology and manufacturing capacity as of February 1, 2003, it would appear that certain of these expenses would be appropriately characterized as research and development activities under SFAS 2, Accounting for Research and Development Costs, as opposed to "General and administrative expenses." Please revise your presentation or advise us as to why you feel that the current presentation is the most appropriate and in compliance with GAAP.

Statement of Cash Flows, pg. F-7

6. Please provide supplementally management justification for inclusion of "leasehold concessions received" as a cash transaction.

Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Basic and Diluted Earnings per Share, pg. F-11

7. We note that the company does not include certain securities because these securities would be antidilutive. Please disclose the number of shares omitted for this reason. Refer to paragraph 40(c) of SFAS 128.

Research and Development, pg. F-11

8. Please disclose and provide supplementally your accounting policy for expenses incurred for research and development projects borne by customers (as discussed in Item 1).

Note 4 - Property and Equipment, pg. F-12

9. Please remove the presentation of the lessor concession for tenant improvements within the gross and net presentation of the components of property and equipment. The current presentation appears to distort your basis in the tenant improvements. Clarify for us how this concession actually works, i.e. is it a cash reimbursement or a reduction of future expenses. Also clarify whether you have received any amounts related to these concessions at the balance sheet date.

Note 5 - Capital Leases, pg. F-13

10. Please disclose the amount of imputed interest necessary to reduce the net minimum lease payment to present value as required by paragraph 16(a)(ii) of SFAS 13, Accounting for Leases.

Note 6 - Convertible Notes Payable
Convertible Debt Issued in 2003, pg. F-14

11. Please provide management`s analysis and/or calculation of any beneficial conversion feature that might be present upon issuance of the convertible debt. Please specify the accounting literature relied upon.

Note 8 - Common Stock
Common Stock, pg. F-16

12. Please explain to us the reasons for treating the shares to be issued in connection with rent in the manner described here. It is unclear why the company accounted for these shares as issued, why it established a prepaid rent asset, and why it is not recording these shares at the fair value on the date that they are actually released. Please provide specific references, including the paragraph, to any applicable authoritative literature that supports this treatment. Discount on Common Stock, pg. F-16

13. Please provide to us a more detailed description of the event that caused this "discount." Provide specific references, including the specific paragraphs, to any applicable authoritative literature that supports this treatment.

Note 13 - Commitment & Contingencies, pg. F-19

Building Lease in Fitchburg

14. Please revise your disclosure of the lease terms to include the additional detailed provisions disclosed in Item 3. Description of Property.
Financial Statements - June 30, 2004
Note 4 - Convertible Notes Payable, Pg. F-29

15. It appears you have issued an inducement for the noteholders to convert their outstanding principal to common stock. Please provide management`s analysis of their compliance with SFAS 84: Induced
Conversions of Convertible Debt.

Note 5 - Capital Stock, pg. F-30

16. Throughout the notes, the company references additional issuances of common stock or warrants that it issued in connection with various stock and debt offerings. What is unclear is how the company determined the fair value used in calculating the various charges that it recorded in connection with these offerings. We further note that the company apparently issued the shares in the private placement at a substantial discount to the pink sheet trading prices at that time. Please clarify to us the fair value used in all of these computations.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
******

You may contact Kevin Woody at (202) 942-7332 or James Atkinson, at
(202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 942-7381or me at (202) 942-1840 with any other questions.


Sincerely,




Jeffrey Riedler
Assistant Director

cc:	Thomas Carrey
	Bromberg & Sunstein LLP
	125 Summer Street
	Boston, MA 02110-1618
	Fax:  617-443-0004




Integrated Pharmaceuticals, Inc.
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